April 5, 2005

Mr. Derek Reimer

Medicure Inc.
1200 Waverley Street
4th Floor
Winnipeg, Manitoba
R3T 0P4

Dear Mr. Reimer,

Re:        Arrangements on Change of Control

This letter confirms our agreement with respect to the amounts payable by Medicure Inc. (the Company”) to you in the event that your employment as Chief Financial Officer of the Company is terminated or you resign from such position on or within 6 months after a “Change of Control of the Company”.

1.	For the purposes of this agreement:

(a)
“Change of Control of the Company” occurs (i) upon the acquisition by any person or group of persons acting jointly and in concert of more than 50% of the then issued and outstanding voting securities of the Company (or its successor by way of merger, amalgamation, arrangement or other corporate reorganization); or (ii) if during any period of two consecutive years, individuals who, at the beginning of such period constituted the board, together with any new director whose election by the board or nomination for election by the Company’s shareholders was approved by a vote of at least two-thirds of the directors then in office either who were directors at the beginning of the two-year period, or whose election or nomination was previously so approved, cease for any reason to constitute 60% of the board.

(b)
“Compensation” means the sum of 100% of your annual base compensation in effect on the Occurrence of the Termination Event, an amount equal to 100% of the bonus, if any, paid to you with respect to the last completed fiscal year ending prior to the Occurrence of the Termination Event plus the amount, if any, of your annual car allowance in effect on the Occurrence of the Termination Event.

(c)
“Occurrence of the Termination Event” means the date of the termination or constructive termination of your employment or your voluntary resignation as Chief Financial Officer of the Company on or within 6 months after a Change of Control of the Company.

(d)	“person” means an individual, corporation, company, partnership, unincorporated association, unincorporated syndicate, trust or other entity.

(e)	The following presumptions apply to determine whether a person is “acting jointly and in concert” with any other person or group of persons:

(i)
every person who, as a result of any agreement, commitment or understanding, whether formal or informal, with another person (such other person, the “offeror”) or any other person acting jointly or in concert with the offeror, acquires or offers to acquire securities of the Company of the same class as those acquired or offered to be acquired by the offeror;

(ii)
every person who, as a result of any agreement, commitment or understanding, whether formal or informal, with the offeror or any other person acting jointly or in concert with the offeror intends to exercise jointly or to exercise jointly or in concert with the offeror or with any other person acting jointly or in concert with the offeror any voting rights attaching to any voting securities of the Company; and

(iii) every associate or affiliate of the offeror (with the terms “associate” and “affiliate” having the respective meanings set out in the Securities Act (Ontario) as in effect on the date hereof).

2.
Upon the Occurrence of a Termination Event, the Company shall pay to you a lump sum equal to the Compensation in satisfaction of any and all claims you may have against the Company for damages or otherwise for termination of employment except for your rights under sections 3 and 4 below.

3.
In addition, upon the Occurrence of the Termination Event, you shall be entitled to continue, for 12 months from the Occurrence of the Termination Event, your participation in any group health and welfare plans of the Company then in effect, subject to the approval of the insurer, or if, as a result of such occurrence, you are no longer eligible to participate in such plans, you shall be reimbursed, for such 12 month period, for costs incurred by you in obtaining and participating in substantially equivalent replacement plans, if any, in either case only until such time as you obtain alternative or new employment.

4.
Upon the Occurrence of the Termination Event, any options held by you to purchase shares in the Company shall remain in full force and effect until expiry thereof in accordance with the terms of the certificates or agreements under which such options or warrants were granted and all unvested options shall immediately vest and remain in full force and effect for 60 days following the Occurrence of the Termination Event.

5.	Nothing contained herein shall release you from any obligations you have as a fiduciary of the Company whether arising before or after the Occurrence of the Termination Event.

6.	You agree that, after the Occurrence of the Termination Event, you will not make any disparaging remarks or comments concerning the Company and its business and affairs.

7.	This agreement shall be governed by and construed in accordance with the laws of the Province of Manitoba.

8.	This agreement shall enure to the benefit of and be binding upon you and your heirs, executives, administrators and legal personal representatives and upon the Company and its successors.

If you are in agreement with the foregoing, please so indicate by signing the duplicate copy of this letter and returning it to the undersigned.

Yours very truly,

Medicure Inc.

By: /s/ Albert D. Friesen

Accepted and Agreed:

April 5, 2005

/s/ Derek Reimer	/s/ Moray Merchant
Witness